Father Time, Inc.

3700 Massachusetts Ave. NW, Suite 110

Washington, D.C. 20016

November 20, 2019

Division of Corporate Finance

Office of Technology

United States

Securities and Exchange Commission

Washington, D.C. 20549

RE:	Father Time, Inc.

Amendment 2 to the Registration Statements on Form S-1

Filed September 26, 2019

File No. 333-231875

Gentlemen

This is in response to the comment letter Dated September 26, 2019. We are filing an Amended Form S-1/A 3 in response to your comments. Please refer the amended filing.

In response to your comments please see the following:

Comment 1. We have amended the filing to indicate that we offering 3,000,000 shares of common stock for sale.

Comment 2. We have revised the filing to clearly indicate that any statements are based on our ability to raise the required funds and develop the APP.

Comment 3. The only information that we will be providing is the prospectus that is included in the S-1 filing. No one will be authorized to provide any addition communications as to the potential investment.

Comment 4 We have revised the filing to clearly indicate that the $750,000 will be required for the first year and the remaining $2,250,000 will be required to complete Phase I of our Plan of Operations.

Comment 5. We revised the filing to indicate that the analysis was done by us.

Comment 6. We have revised the filing to indicate that the loan from related party is a demand note and has no interest rate and is due on demand.

Comment 7. We have revised note 2 to clearly state that there is substantial doubt about the Company’s ability to continue as a going concern.

Please refer to the amended S-1/A 3 that has been filed to see the changes.

Sincerely,

Robert Waligunda

Robert Waligunda

Chief Executive Officer